[Letterhead of Eversheds Sutherland (US) LLP]
May 21, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4720

Re:     Main Street Capital Corporation., et al. File No. 812-15802; Accession No. 0001396440-25-000077
Form APP WD: Request for Withdrawal of Form 40-APP filed on May 16, 2025

To whom it may concern:
Main Street Capital Corporation., et al. (the “Applicants”) filed a Form 40-APP for the purpose of requesting an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940 (the “1940 Act”) and Rule 17d-1 under the 1940 Act permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of and Rule 17d-1 under the 1940 Act.
The Form 40-APP was filed and accepted on May 16, 2025. Upon review, it was determined that the Form 40-APP was filed in PDF format, and the Applicants have refiled the Form 40-APP in the proper format. Accordingly, we request that the Form 40-APP with SEC Accession No. 0001396440-25-000077 be withdrawn as it applies to each Applicant.
If you have any additional questions, or need additional information, please do not hesitate to call me at (202) 383-0966.

* * *

Sincerely,
/s/ Anne G. Oberndorf
Anne G. Oberndorf

cc: Kristin Rininger, Deputy General Counsel and Chief Compliance Officer, Main Street Capital Corporation
Jason Beauvais, Executive Vice-President, General Counsel and Secretary, Main Street Capital Corporation